ACCEL LIQUID GELS, INC.

5308 W. Cygnus Hill Cove

West Jordan, UT 84081

August 25, 2021

United States Securities and Exchange Commission

Washington D.C. 20549

RE: ACCEL LIQUID GELS, INC.

Amendment No. 1 to Registration Statement on Form S-1

Filed on July 26, 2021

File No. 333-258166

Attention: Division of Corporation Finance, Office of Manufacturing

Charles Eastman/Jean Yu; Jennifer Angelini/Erin Purnell

Dear Division of Corporation Finance, Office of Manufacturing:

Please find enclosed our changes and answers to ACCEL LIQUID GELS, INC.’s Registration Statement filed on July 26, 2021.

General

1. The fee table of your registration statement indicates that you seek to register 20,000,000 shares of your common stock. However, we note that only 8,000,000 shares are being offered for sale by the prospectus. Since you are not eligible to conduct a delayed offering at this time, please revise the registration statement throughout to increase the size of the offering or to clearly state that you are only registering 8,000,000 shares.

Answer: The fee table and the registration statement throughout had been revised to clearly state we are only registering 8,000,000 shares.

2. We note that your prospectus contains numerous statements which contradict the fact that all of the shares offered herein are on behalf of the selling security holder. For example, you state on the cover page that you will retain the proceeds from the sale of any of the offered shares, and your disclosure in Use of Proceeds and Dilution does not clearly state that you will receive no proceeds from the sale of the shares. Please revise.

Answer: The proceeds from the sale of the shares from this offering will initially be received by the selling security holder, company CEO Pauline Carson. She will then donate all of the proceeds to the Company for the Company’s continuing operation. The paragraph on the cover page stating that the company will retain the proceeds from the sale of offered shares has been revised with the deletion of the statement that the company will retain the proceeds and the revision that reads: “Net proceeds will be up to $40,000 from the sale of the subject shares to shareholders and all proceeds will be donated by the selling security holder, Pauline Carson (hereinafter also referred to as “Ms. Carson”) to the Company for the company’s continuing operational expenses.”  Similarly, the disclosures in the section “Use of Proceeds” and the section “ Dilution” have been revised to clearly state that the proceeds from the sale of the shares from this offering will be received by the selling security holder and that she will then donate and invest those proceeds to the Company for the benefit of the Company.

3. We note that you indicate that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

●	Describe how and when a company may lose emerging growth company status;
●

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	Your election under Section 107(b) of the Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act.

Answer: Our status as an emerging growth status is indicated on the cover page of the Registration Statement by a check mark in the box associated with “Emerging growth company” on the table on the cover page. Moreover, several paragraphs were added in the Preliminary Prospectus section of the amendment to provide the additional disclosures requested regarding losing emerging growth company status, the exemptions available to us as an emerging growth company, and our election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act.

Prospectus Summary, page 1

4. Please balance disclosure of your operations, production, and distribution with the information that your operations to date consist of one sale. Please explain why you have not added caffeine to the listed ingredients of your liquid energy gels since your website lists it as an ingredient. In addition, it appears that your product is not proprietary and has no intellectual property protection. Please disclose who owns the formula for your product. Evaluate the risks that your manufacturer could sell the product to other companies, or that competitors could manufacture an equivalent product.

Answer: Disclosures involving our operations, production and distribution have been revised to include information that our operations to date consist of the sale of “11,200 bottles of the product to a single purchaser in a single transaction,” or words to that effect. Similar language has also been included among the information disclosed in our comments concerning risk factors.

The failure to add caffeine to the listed ingredients of our liquid energy gels was part of a composition and editing mistake and oversight in which we mistakenly listed the ingredients of another product of which we had investigated. The error has been corrected by revising the sentence to read: “The product is an energy liquid gel capsule containing L-Taurine, L-Tyrosine, Beta Alanine, DL-Phenylalanine, Evodiamine, Niacinamide/Nicotinamide, Glucuronolactone, Folic Acid, Riboflavin, Pyridoxine HCL, Yellow Beeswax, Lecithin, Soybean Oil, Gelatin, Calcium Pantothenate Powder, Caffeine Anhydrous Powder, Niacin, Cyanocobalamin, Vitamins B2, B3, B6, and B12, and Purified Water,” and the ingredients now listed match those found on the website as well as those listed on the bottle label.

Our product is not proprietary to us and thus we have no intellectual property protections regarding it. The formula for the product is owned by its manufacturer, Sport Energy. As owner of the formula, Sport Energy could sell the product to other companies, or could release the formula to competitors to manufacture, which are risks associated with our company not having a proprietary interest in the product and not having intellectual property protections regarding the product or its formula. One clear risk associated with our lack of a proprietary interest and intellectual property protections regarding the product or its formula is that competitors could market a similar product under a different or similar name to draw customers away from us, thus affecting our sales and revenue opportunities. While there is no written agreement to prevent Sport Energy from acting adverse to our company’s interests regarding the product, we do have a relationship and understanding with Sport Energy that they will not manufacture the product for competitors. This information and disclosure has been added to the disclosures regarding risk factors involved in this offering.

5. We note your statement on page 3 that Ms. Carson "will determine when and how she will sell the common stock offered in this prospectus" to reconcile the apparent inconsistency with the statement on page 9 that this is a best efforts offering. Include a brief description of a best efforts offering, together with information as how to investors may subscribe in the offering, whether subscriptions are irrevocable, and any arrangements to place funds in an escrow, trust, or similar account. See Item 501(b)(8) of Regulation S-K. If a subscription agreement will be used, please file it as an exhibit. Beside the heading "Termination of the Offering" on page 3, please delete item (iii), referring to Rule 144 volume limitations, or advise.

Answer: This offering is a “self-underwritten” offering by the selling security holder and the statement on page 3 that “Ms. Carson will determine when and how she will sell the common stock offered in this prospectus" is accurate, and no minimum numbers of shares are required to be sold with this offering. Thus, the offering is not truly on a “best efforts” basis, as normally defined in the securities industry, as there is no separate and independent underwriter involved. The statement on page 9 that “The offering is being made on a self-underwritten and “best efforts” basis: no minimum number of shares must be sold in order for the offering to proceed” has been revised to delete the words “and ‘best efforts’” so that it now reads: “The offering is being made on a self-underwritten basis by the selling security holder: no minimum number of shares must be sold in order for the offering to proceed.” Thus, subsection (iii) of Item 501(b)(8) of Regulation S-K is not applicable to this offering, and the remainder of Item 501(b)(8) of Regulation S-K has been met. Moreover, on page 3, item (iii), referring to Rule 144 volume limitations, beside the heading "Termination of the Offering," has been deleted.

Risk Factors, page 5

6. Please revise the risk factor entitled "Side Effects of the Product" to relate specifically to your product. Describe the material risks associated with your product, including any potential adverse effects. Please also describe potential product liability risks to which you may be subject, including risks related to the production of your product by one or more third-party manufacturers, and your potential dependence on such manufacturers.

Answer: The paragraph on page 5 relating to side effects of the product has been revised to read as follows: “In general, when taken by mouth in high doses, any energy supplement is POSSIBLY UNSAFE. The same is true for our product. Regarding our particular product, one possible side effect of our gelatin product involves the protein contained in the gelatin and kidney and liver functioning. Specifically, taking gelatin capsule supplements can result in the liver and kidneys having to work harder to break down and excrete the protein. Another possible side effect involves digestion issues as the energy ingredients mixed with the gelatin tend to cause stomach problems. Also, as with all energy supplements, there is some concern with our product that it could harm the body’s metabolism, including cholesterol, blood sugar, weight, and/or heart function; however, a connection between high doses and these negative effects has not been proven. Our energy supplement product contains stimulants such as caffeine and such stimulants may also cause increased heart rate, heart palpitations, high blood pressure, insomnia, dehydration, and restlessness.”

To the section on page 6 under ACCEL LIQUID GELS, INC.’S CURRENT BUSINESS OPERATIONS RELY HEAVILY UPON ITS KEY WHOLESALERS, RETAILERS, AND EMPLOYEE AND FOUNDER, MS. PAULINE CARSON, the following paragraph was added regarding potential product liability risks, risks related to the production of our product by one or more third-party manufacturers, and our potential dependence on such manufacturers: “Product liability issues are a risk pertinent to us, as with product liability claims plaintiffs seek to place and establish liability of any or all parties along the chain of manufacture of any product for damage caused by that product. This includes not just the manufacturer of the product but often the seller/retailer of the product and the wholesaler, if any, as well. Because we do not manufacture the product ourselves, we are totally dependent on a third-party, currently Sport Energy, to manufacturer our product, which makes us subject to them for the final nature and circumstances of the product prior to its sale of it to consumers, including any defective individual items of the product that may cause harm or illness to a consumer. If such harm or illness were to occur, we would very likely be a named defendant along with the manufacturer in any lawsuit filed by the consumer. Another source of product liability risk that would be associated with us would involve potential contamination of the product during its packaging or during shipping either from the manufacturer to us or from us to the consumer.”

7. With reference to your election to use the extended transition period as an emerging growth company, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Answer: A new risk factor heading and paragraph was added on page 9 as follows:

“AS AN EMERGING GROWTH COMPANY OUR ELECTION TO USE THE EXTENDED TRANSITION PERIOD ALLOW US CERTAIN BENEFITS NOT ALLOWED OTHER PUBLIC AND PRIVATE COMPANIES.

As an emerging growth company, we have elected under Section 107(b) of the JOBS Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.”

The same language in the paragraph was added on page 16 in our critical accounting policy disclosures in MD&A.

Selling Security Holder, page 10

8. We note your disclosure on page 11 that the shares may be offered from time to time, and that the selling security holder is under no obligation to sell all or any portion of the shares. Since you have structured this offering as a best efforts offering which will be available for a period of 90 days, please revise your disclosure or tell us how these statements do not contradict the terms of the offering. Further, please delete the language indicating that the shares may be sold in compliance with Rule 144.

Answer: This offering was revised to no longer be structured as a best efforts offering (see response to Question 5 above), but is a “self-underwritten” offer by the selling security holder. The 90-day period of offering remains applicable; thus, the disclosure on page 11 that the shares may be offered from time to time has been revised to read “from time to time within the 90-day period after this registration being declared effective.” Moreover, the disclosure that the selling security holder is “under no obligation to sell all or any portion of such shares nor is the selling stockholder obligated to sell any shares immediately upon effectiveness of this prospectus” remains accurate.

Description of Business, page 17

9. It appears that your product is sold as a dietary supplement. Please expand the description of existing and probable government regulations, including the FDA's safety monitoring requirements you have referenced. In addition, please explain the role that Soft Gels Technologies plays in your business operations.

Answer: Federal regulations for dietary supplements are regulated as food products, not drugs, by the FDA, primarily in accordance with Title 21 Chapter 1 Subchapter B Part 190 of the Code of Federal Regulations (21 C.F.R. § 190). Beyond the labeling and notice requirements outlined above, including notification of new dietary ingredient(s) to a supplement, the FDA has certain safety monitoring responsibilities. These include monitoring mandatory reporting of serious adverse events by dietary supplement firms and voluntary adverse event reporting by consumers and health care professionals. Also, as its resources permit, the FDA also reviews product labels and other product information, such as package inserts, accompanying literature, and Internet promotion. Moreover, dietary supplement firms must report to FDA any serious adverse events that are reported to them by consumers or health care professionals. These disclosures were added to the Overview section on page 1 and to the General Overview section under the Description of Business heading on page 17.

The reference to Soft Gels Technologies was in error and has been changed to Sport Energy, who is the manufacturer and packager of our product. However, it is our understanding that Sport Energy may have a relationship with Soft Gel Technologies regarding the gelatin used in our product, but we have no direct relationship with Soft Gel Technologies and they play no role in our business operations.

Interest of Management and Others in Certain Transactions, page 24

10. We note statements that you will rely on Ms. Carson for funding until you are "self-sufficient," you have an oral agreement regarding such funding, and she is willing to fund up to $50,000 to meet your requirements on pages 5, 6, and 13. Please clarify whether this includes, or is in addition to, the funds raised by her in this offering. Please disclose the material terms and conditions of this agreement, including the nature of the potential funding and any related interest. See Item 404 of Regulation S-K.

Answer: Ms. Carson’s commitment to fund up to $50,000, if needed, as further assistance to the Company, is in addition to the funds raised by her in this offering. The agreement is an oral agreement or understanding by based on her commitment to the Company as its CEO and sole shareholder. The nature of the potential funding would be cash from her personal and private resources.

Independent Auditor’s Report, page F-2

11. Your independent auditors' report does not comply with Rule 2-02 of Regulation S-X, nor does it meet the requirements of AS 3101. For example, the report does not include an opinion on the financial statements, does not state the public accounting firm is registered with the PCAOB, nor does it state the audit was performed with the standards of the PCAOB, among other items which require revision. Please revise to include an independent auditors' report that fully complies with the guidance noted above.

Answer: The independent auditor’s report has been revised to be in full compliance with Rule 2-02 of Regulation S-X and the requirements of AS 3101.

Closing Comments:

Based on the Company’s amendment to its S-1 filing dated August xx, 2021 and this response to the comment letter dated August 19, 2021, the Company believes that it has completely responded to the Commission’s comments set forth in the comment letter dated August 19, 2021. Please review this letter and the amended Registration Statement, and advise whether additional comment is necessary.

Sincerely,

/s/ Pauline Carson

Pauline Carson

Chief Executive Officer

ACCEL LIQUID GELS, INC.

cc:          Keith N. Hamilton